UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WEBCO INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

947621108
(CUSIP Number)

Arnold S. Jacobs Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher L. Kowalski
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 425,000
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

        The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Webco Industries, Inc., an Oklahoma corporation (the "Issuer").  The principal executive offices of the Issuer are located at 9101 West 21st Street, Sand Springs, Oklahoma 74063.

Item 2.  Identity and Background.

(a) – (c)  This statement is being filed by Christopher L. Kowalski, who is a Director of the Issuer and President of Phillips & Johnston, Inc., a wholly owned subsidiary of the Issuer.   The address of Mr. Kowalski is 9101 West 21st Street, Sand Springs, Oklahoma 74063.

(d)    During the last five years, Mr. Kowalski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Mr. Kowalski has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Kowalski is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

        Mr. Kowalski acquired 415,000 shares of Common Stock in an all stock merger transaction between the Issuer and Phillips & Johnston, Inc., of which Mr. Kowalski was a shareholder prior to its acquisition by the Issuer on June 29, 1998.  The aggregate purchase price for these shares of Common Stock was $3,992,300, calculated by multiplying the closing price of the Common Stock on the date of the merger times 415,000.

Item 4.  Purpose of Transaction

        The acquisition of Common Stock by Mr. Kowalski was made as a long-term investment in the Issuer.  Mr. Kowalski's options to purchase Common Stock were granted pursuant to the Issuer’s employee stock option plans.

        Mr. Kowalski has from time-to-time considered, has had informal discussions with members of the Board of Directors of the Issuer concerning, and may formally propose to the Issuer’s Board of Directors in the future, transactions which, in his opinion may be in the best interest of the Issuer or may maximize the value of Mr. Kowalski's investment in the Common Stock, such as a merger or reorganization involving the Issuer; an issuer tender offer; a change in the Issuer’s capitalization or another material change in the Issuer’s business or corporate structure, including the delisting of the Common Stock or causing the Common Stock to become eligible for termination under the Securities Exchange Act of 1934; or another extraordinary corporate transaction. Mr. Kowalski may determine to acquire additional shares of Common Stock or to dispose of all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

        In reaching any conclusion as to a course of action, Mr. Kowalski will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer (including, but not limited to, the attitude of the Board of Directors and management of the Issuer), other business opportunities available to Mr. Kowalski, general economic conditions, and money and stock market conditions.  Mr. Kowalski intends continuously to review his investment in the Issuer and may in the future change his present course of action.

        On May 28, 2004, certain members of the management of the Issuer proposed that the Board of Directors consider an amendment to the Issuer's certificate of incorporation.  The proposed amendment, if approved by the Issuer's Board of Directors and stockholders, would result in a reverse stock split of the Common Stock in such a ratio as to reduce the number of stockholders of record from its current level of approximately 340 to less than 300 stockholders of record.  Under this proposal, holders of less than a specified number of shares prior to the reverse stock split who would otherwise be entitled to receive fractional shares as a result of the reverse stock split, would instead receive a cash payment for those shares.  Under this proposal, the payment for the fractional shares is expected to be between $4.00 and $5.00 per pre-reverse split share.  The Issuer's Board of Directors has approved the creation of a special committee, comprised of three independent directors, to evaluate the proposed transaction.  The special committee is in the process of engaging a financial advisor to advise it concerning valuation issues relating to the reverse stock split.  The reverse stock split and the price to be paid for the fractional shares will be subject to the negotiation of definitive documents, amendment of the Issuer's current credit agreement, the special committee's deliberation and recommendation of the reverse stock split to the full Board of Directors and approval by the Issuer's Board of Directors and stockholders.  Holders of a number of shares in excess of the designated exchange ratio prior to the reverse stock split will continue to be stockholders after the reverse stock split and will not be entitled to receive any cash.

        If the reverse split is effected as proposed, the Issuer would likely have fewer than 300 stockholders of record.  If that is the case, the Issuer would deregister its Common Stock under the Securities Exchange Act of 1934, the Common Stock would no longer be traded on the American Stock Exchange, and the Issuer would cease filing periodic reports with the Securities and Exchange Commission.

        No assurance can be given that any transaction will take place on these or any other terms.

        Other than as set forth above, Mr. Kowalski does not have any present plans or proposals that would be required to be reported pursuant to this Item 4:

Item 5.  Interest in Securities of the Issuer.

        (a) and (b)  Mr. Kowalski beneficially owns 425,000 shares of Common Stock (including 10,000 shares that Mr. Kowalski can acquire from the Issuer pursuant to options granted under the Issuer's 1994 Stock Incentive Plan), representing 6.0% of the outstanding shares of Common Stock.

        (c)    Mr. Kowalski has not had any transactions in the Common Stock during the 60-day period immediately preceding the date of this report on Schedule 13D.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities   of the Issuer.

        There are no contracts, arrangements, understandings or relationships between Mr. Kowalski and other persons with respect to securities of the Issuer relating to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

        None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/ Christopher L. Kowalski
Christopher L. Kowalski

June 1, 2004